Exhibit 99.8

ROSCOE POSTLE ASSOCIATES INC.                                                                                                                                                 www.rpacan.com

_________________________________________________________________________________________________________________________________

Suite 304

595 Howe Street

PO Box 19

Vancouver, BC V6C 2T5

Tel: (604) 602-6767

Fax: (604) 602-0235

Email: swallis@rpacan.com

CONSENT OF ROECOE POSTLE ASSOCIATED INC.

We refer to our report auditing the resources at the Dolores Gold-Silver Project Chihuahua, Mexico, dated November 16, 2004, (“the Report”).

We hereby consent to the filing, use, and incorporation by reference of, the Report and the references to our name in the Minefinders Corporation Ltd. Annual Report on Form 40-F/A Amendment No.1 to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Sincerely,

ROSCOE POSTLE ASSOCIATES INC.

“Stewart Wallis”             .

Stewart Wallis P. Geo.

Dated at Vancouver B.C April 12, 2006